FILE NO. 70-

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                     FORM U-1

                              APPLICATION/DECLARATION
                   WITH RESPECT TO RECIPROCAL SUPPORT AGREEMENT

                                       Under

                  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    Northeast Utilities Service Company
                    107 Selden Street
                    Berlin, Connecticut  06037

  North Atlantic Energy                 Northeast Nuclear Energy Company
    Service Corporation                 107 Selden Street
  Route 1, Lafayette Road               Berlin, Connecticut  06037
  Seabrook, NH  03874
                                        Connecticut Yankee
  Yankee Atomic Electric Company               Atomic Power Company
  580 Main Street                       107 Selden Street
  Bolton, Massachusetts  01740               Berlin, Connecticut  06037

                     (Name of companies filing this statement
                   and addresses of principal executive offices)

                                NORTHEAST UTILITIES

                     (Name of top registered holding company)

                                Robert P. Wax, Esq.
                   Vice President, Secretary and General Counsel
                        Northeast Utilities Service Company
                                 107 Selden Street
                            Berlin, Connecticut  06037

                      (Name and address of agent for service)

  The Commission is requested to mail signed copies of all orders, notices and communications to:

  John F. Opeka                         Jeffrey C. Miller, Esq.
  Executive Vice President-Nuclear           Assistant General Counsel
  Northeast Utilities Service Company        Northeast Utilities Service Company
  107 Selden Street                     107 Selden Street
  Berlin, Connecticut 06037                  Berlin, Connecticut 06037

                    Gerald Garfield, Esq.
                    Day, Berry & Howard
                    CityPlace
                    Hartford, Connecticut 06103-3499
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                                      ITEM I

                       DESCRIPTION OF PROPOSED TRANSACTIONS



  INTRODUCTION

     1.   Northeast Utilities Service Company ("NUSCO"), a Connecticut

  corporation, Northeast Nuclear Energy Company ("NNECO"), a Connecticut

  corporation, North Atlantic Energy Service Corporation ("North Atlantic"), a

  New Hampshire corporation, Connecticut Yankee Atomic Power Company ("CYAPC"),

  a Connecticut corporation and Yankee Atomic Electric Company ("YAEC"), a

  Massachusetts corporation, are proposing to enter a Reciprocal Support

  Agreement (the "Agreement") for temporary sharing of employees, equipment and other resources.  The Agreement allows for such sharing by the four nuclear operators.

     2.   NNECO and North Atlantic are wholly owned electric utility and service company subsidiaries of  Northeast Utilities ("NU"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the

  "Act").  NNECO operates and manages Millstone Units 1, 2, and 3, the three nuclear power plants which comprise the Millstone Nuclear Power Station located in Waterford, Connecticut (the "Millstone Units").  North Atlantic

  operates and manages the Seabrook nuclear plant located in Seabrook, New

  Hampshire ("Seabrook Station").  CYAPC and YAEC are electric utility subsidiaries of NU and New England Electric System ("NEES"), each a registered holding company under the Act.  CYAPC owns and operates the

  Connecticut Yankee Atomic Power Plant located in Haddam Neck, Connecticut

  ("Connecticut Yankee"), and YAEC owns and operates the Yankee Nuclear Power

  Station located in Rowe, Massachusetts ("Yankee-Rowe").1  (Each of the

  Millstone Units, Seabrook Station, Connecticut Yankee and Yankee-Rowe is



               1
                Yankee Rowe was shut down in 1992 and is presently being decommissioned.
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  referred to herein individually as a "Plant", and they are referred to collectively as the "Plants").  NUSCO is a wholly owned service company subsidiary of NU that provides legal, accounting and other administrative services to companies in the NU System.  NNECO, North Atlantic, CYAPC, YAEC,

  and NUSCO (individually an "Applicant" and collectively the "Applicants"),

  are "associate compan[ies]" under the Act.

     3.   NNECO, North Atlantic, CYAPC, and YAEC (individually an "Operator" and collectively the "Operators") each has employees with specialized knowledge and expertise regarding the operation of its Plants that they wish to make available to the other Operators on a temporary basis in order to more efficiently allocate resources and decrease costs.  In addition to services,

  each of the Operators has equipment that may occasionally be needed by another Operator on a temporary basis, and the Operators may wish to make this equipment available to each other in such circumstances.  The Agreement will provide increased economies and efficiencies and improved plant reliability resulting from the sharing of resources and expertise.  The

  Agreement will not provide for the permanent acquisition or transfer of equipment, spare parts or consumables contained in the inventory of any

  Operator.



  DESCRIPTION OF PROPOSED AGREEMENT



     4.   Under the Agreement, each Operator may temporarily provide technical resources, personnel and equipment to any other Operator and be compensated at "cost," as determined in accordance with the Act and the rules promulgated thereunder.  NUSCO will provide billing, accounting and other similar services to facilitate the transactions among the Operators.  NUSCO will be compensated for its services by the Operators who receive equipment or
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  services at "cost" determined in accordance with the Act and the rules promulgated thereunder.

     5.   As required by Rule 89 under the Act, the Agreement contains a provision mandating that it be terminated to the extent that performance may conflict with any rule, regulation, or order of the Commission.

     6.   Both North Atlantic and NNECO have agreed to seek Commission approval prior to providing services to entities other than the Joint Owners of their respective nuclear units.  Northeast Utilities, et al, H.C.A. Rel. No. 25565

  (June 29, 1992).  Northeast Nuclear Energy Company, H.C.A. Rel. No. 25950

  (December 16, 1993).  Therefore, because the Agreement provides that North

  Atlantic may render services to entities other than the Seabrook Joint Owners

  (namely NNECO, CYAPC and YAEC) and that NNECO may render services to entities other than the Millstone Units (namely North Atlantic,

  CYAPC and YAEC), the Agreement requires Commission approval.

     7.   Temporary sharing of resources and personnel between nuclear units is similar to the emergency provision of resources that occurs routinely on an informal basis throughout the nuclear industry.  The Agreement is a logical extension and formalization of that informal procedure and clearly is in the interest of both security holders and customers.  See also Rule 87(b)(2),

  which explicitly authorizes a subsidiary of a registered holding company to

  "perform services or construction for, or sell good to, an associate company thereof, if:... (2) such services, construction or goods are reasonably required by such associate to meet a breakdown or other emergency, and the parties believe, in good faith, that, under the conditions then existing,

  such transaction will be to the advantage of such associate."



     8.   Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in
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  Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an exempt wholesale generator or a foreign utility company.  None of the proceeds from the transactions proposed herein will be used by the Companies to acquire any securities of,

  or any interest in, an exempt wholesale generator or a foreign utility company.



     The NU system is in compliance with Rule 53(a), (b), and (c), as demonstrated by the following determinations:



     (i)  NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50% of the NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's

     Form 10-K and 10-Qs.  As of June 30, 1995. NU's aggregate investment in

     EWGs and FUCOs was approximately $18,365,000, which amount equaled 1.9% of the NU system's consolidated retained earnings of approximately

     $965,102,000 as of such date.



     (ii)  Encoe Partners (NU's only EWG or FUCO at this time) maintains books and records, and prepares financial statements in accordance with Rule

     53(a)(2).  Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.



     (iii)  No employees of the NU system's public utility companies have rendered services to Encoe Partners.

     (iv)  NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of

     Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.



     (v)  Neither NU nor any NU subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding.  In addition, NU's average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10% or more from the average for the previous four quarterly periods.



     (vi)  In the previous fiscal year, NU did not report operating losses attributable to its investment in Encoe Partners, unless such losses did not exceed 5 percent of NU's consolidated retained earnings.



                                      ITEM II

                          FEES, COMMISSION, AND EXPENSES

     9.   The estimated amounts of fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by the

  Applicants with respect to this Agreement will not exceed $15,000.  None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for financial and other services performed at cost by NU, and except that C. Duane Blinn, a member of the firm of Day,

  Berry & Howard, counsel to the Applicants, is Assistant Secretary of CYAPC,

  an affiliate, and the estimate of fees set forth above will include payment to be made to that firm for legal services in connection with the transactions proposed in this Agreement.

                                     ITEM III

                          APPLICABLE STATUTORY PROVISIONS

     10.  The following sections of the Act and associated Rules are or may be applicable to the Agreement described herein:



  Section of
  The Act           Applicability of Section

  13(b) Sharing of services and resources among Operators, who are subsidiaries of NU or NEES.

  13(f) Sharing of services and resources among Operators, who are subsidiaries of NU or NEES


  Rules Issued by
  SEC Pursuant
  To The Act             Applicability of Rule

  Rule 80 Sharing of services and resources among Operators, who are subsidiaries of NU or NEES

  Rule 89 Sharing of services and resources among Operators, who are subsidiaries of NU or NEES

  Rule 90 Sharing of services and resources among Operators, who are subsidiaries of NU or NEES

  Rule 91 Sharing of services and resources among Operators, who are subsidiaries of NU or NEES

  The Applicants hereby request the Commission's approval pursuant to the foregoing provisions of the Act and rules thereunder, as well as any other provisions of the Act or rules that may be applicable.

                                      ITEM IV

                               REGULATORY APPROVALS


     11.  Except for the Commission's approval of this Application/Declaration,

  no approval is required from any state or Federal authority for the execution, delivery and performance of the Agreement and the transactions contemplated thereby.



                                     PROCEDURE



     (a)  Commission action on this Application/Declaration is requested by

  December 1, 1995.



     (b)  The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission, unless the

  Application/Declaration is opposed by Staff or another party.



     (c)  The Applicants hereby consent to having the Division of Investment

  Management, Office of Public Utility Regulation assist in the preparation of the Commission's decision and/or order and hereby request that the

  Commission's order become effective forthwith upon issuance.

                                      ITEM VI

                         EXHIBITS AND FINANCIAL STATEMENTS

     (a)  Exhibits

          B. Reciprocal Support Agreement Among NNECO, North Atlantic, CYAPC, YAEC, and NUSCO.

          F.   Opinion of Counsel.


          G.   Financial Data Schedule.

               The Applicants hereby request that the requirements of the instructions to Form U-1 with respect to the furnishing of a Financial Data Schedule be waived in this instance because the transactions that will take place pursuant to the Agreement will not have any material effect on any of the financial data required to be furnished in such schedule.

          H. Proposed Form of Notice under Public Utility Holding Company Act of 1935.

     (b)  Financial Statements

               The Applicants hereby request that the requirements of the instructions to Form U-1 with respect to financial statements be waived in this instance because the transactions that will take place pursuant to the Agreement will not have any material effect on the financial statements of any of the Applicants.


                                     ITEM VII

                      INFORMATION AS TO ENVIRONMENTAL EFFECTS

     (a)  The Agreement described herein involves the sharing of expertise and resources among the Operators.  As such, the issuance of an order by the

  Commission with respect to this Application is not a major federal action significantly affecting the quality of the human environment.

     (b)  No.

                                    SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of

  1935, as amended, the undersigned applicants have duly caused this

  Application to be signed on its behalf by the undersigned officers hereunto duly authorized.



     Dated: September 18, 1995



                         Northeast Nuclear Energy Company

                         By  /s/ John F. Opeka
                                   John F. Opeka
                             Executive Vice President - Nuclear


                         North Atlantic Energy Service Corporation

                         By  /s/ John F. Opeka
                                   John F. Opeka
                             Executive Vice President - Nuclear


                         Connecticut Yankee Atomic Power Company

                         By  /s/ John F. Opeka
                                   John F. Opeka
                             Executive Vice President


                         Yankee Atomic Electric Company

                         By  /s/ John F. Opeka
                                   John F. Opeka
                                     Director

                         Northeast Utilities Service Company

                         By  /s/ John F. Opeka
                                   John F. Opeka
                             Executive Vice President - Nuclear
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